EXHIBIT 21.1

SUBSIDIARIES OF AVAILENT FINANCIAL, INC.

NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION	NAMES UNDER WHICH SUCH SUBSIDIARY DOES BUSINESS
Availent Mortgage, Inc.	Texas	N/A

Availent Insurance Agency, Inc.	Delaware	N/A

Availent Commercial Funding, Inc.	Delaware	N/A